Ecopetrol opposes to the preliminary injunctive relief requested in a public action (“Acción Popular”) filed against the sale of ISA

Ecopetrol S.A. (BVC: Ecopetrol; NYSE: EC) hereby reports that on July 28, 2021, it filed a statement in opposition to the preliminary injunctive relief requested within a public action (acción popular) to which it was named as defendant by means of a judicial order notified on July 21, 2021.

The acción popular is being processed by the First Section of the Administrative Court of Cundinamarca and was filed by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia. The claimant is requesting the Court to issue a preliminary injunctive relief measure to cause the Ministry of Finance and Public Credit and Ecopetrol "... to refrain from continuing the process to sell the Nation's share ownership in ISA to Ecopetrol ..."

Ecopetrol opposes to the injunctive relief on the grounds that the claim has no legal basis. In its statement, Ecopetrol exposes the technical, financial, and legal arguments that show that Fundación Dilo Colombia did not comply with the legal requirements for said preliminary injunctive relief measure to be granted. In addition, Ecopetrol explained that the potential sale of the Nation’s ownership in ISA is allowed by Colombian legislation, maximizes benefits to the Nation and to Ecopetrol, and does not threaten or violate any of the collective rights invoked by the claimant.

Ecopetrol will continue to defend the legality of the potential ISA transaction in all stages of the judicial process described herein.

Bogotá D.C., July 29, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co